

Mail Stop 3561

April 8, 2009

Louis R. Chenevert
Chief Executive Officer
United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

      Re: United Technologies Corporation
              Form 10-K for the fiscal year ended December 31, 2008
              Filed February 11, 2009
              Schedule 14A
              Filed February 20, 2009
              File No. 001-00812

Dear Mr. Chenevert:

      We have conducted a review of the above referenced filings. We ask you to revise future filings in response to these comments. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. We also ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Schedule 14A

Annual Bonuses, page 16

1. In the final sentence on page 16, you state that "the Committee sets a free cash flow target equal to or greater than net income." This disclosure is ambiguous as to whether the 2008 target was set at 100% of net income or set at an undisclosed higher percentage. In future filings, please revise to clearly disclose your specific free cash flow targets. In addition, if you intend to keep the performance metric table included under "Variable Compensation" on page 16, we would also encourage you to disclose the specific free cash flow target in the table.

Program Administration, page 21

2. We note the disclosure on page 22 that "Recruitment, retention, and promotion needs occasionally result in out-of-cycle awards, where the event triggering the award drives the timing." In future filings, please revise to describe the committee's policies with respect to "out-of-cycle" grants.

Potential Payments on Termination or Change-in-Control, page 30

3. Where appropriate in future filings, please disclose in the Compensation Discussion & Analysis section how the potential payments on termination or change-in-control fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor